Exhibit 1.01
Mercury Systems, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2018

This conflict minerals report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) issued Rule 13p-1 to implement the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. This report has been prepared based on Rule 13p-1 as further clarified by the SEC guidance issued on April 29, 2014 in response to the decision of the United States Court of Appeals for the District of Columbia Circuit in National Association of Manufacturers, et al. v. SEC, et al., No. 13-5252 (D.C. Cir. April 14, 2014). References in this report to “DRC” are to the Democratic Republic of the Congo and its adjoining countries (Tanzania, Zambia, Republic of Congo, Central African Republic, Angola, Uganda, Rwanda, South Sudan and Burundi). References in this report to “conflict minerals” are to cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which based on regulations from the SEC are limited to tin, tantalum, tungsten, and gold.

Our Products

Mercury Systems, Inc. (collectively with its subsidiaries, “we,” “us,” or “our”) is a leading commercial provider of secure sensor and safety-critical mission processing subsystems. Optimized for customer and mission success, our solutions power a wide variety of critical aerospace, defense and intelligence programs. Headquartered in Andover, Massachusetts, we are pioneering a next-generation defense electronics business model specifically designed to meet the industry’s current and emerging technology and business needs. We deliver affordable innovative solutions, rapid time-to-value and service and support to our defense prime contractor customers.

In February 2018, we acquired Themis Computer (now known as Mercury Systems – Trusted Mission Solutions, Inc. or “TMS”), a leading designer, manufacturer and integrator of commercial, SWaP-optimized rugged servers, computers and storage systems for U.S. and international markets. In July 2018, we acquired Germane Systems, LC (“Germane”), a leading provider of rugged servers for command, control and intelligence applications. The operations of TMS and Germane are included in the scope of this calendar year 2018 conflict minerals report.

In January 2019, we acquired GECO Avionics, LLC (“GECO”). GECO has over twenty years of experience designing and manufacturing affordable safety-critical avionics and mission computing solutions. In April 2019, we acquired The Athena Group, Inc. (“Athena”), a leading provider of cryptographic and countermeasure IP vital to securing defense computing systems. In April 2019, we acquired Syntonic Microwave LLC (“Syntonic”), a leading provider of advanced synthesizers, wideband phase coherent tuners and microwave converters optimized for signals intelligence and electronic intelligence applications demanding frequency coverage up to 40 GHz with 2 GHz instantaneous bandwidth. The operations of GECO, Athena and Syntonic will be in scope for our calendar year 2019 conflict minerals report to be filed in May 2020.

During calendar year 2018, we manufactured and sold products as well as provided software and services. Manufacturing operations include manufacturing at our own facilities and by contract manufacturers using our design specifications. We provide products in the fields of radio frequency, analog-to-digital and digital to analog conversion, advanced multi- and many-core sensor processing systems, embedded security, digital storage, and digital radio frequency memory solutions, software defined communications capabilities, and advanced security technologies and capabilities. Examples of our products include: power amplifiers and limiters; switches; oscillators; filters; equalizers; digital and analog converters; chips; MMICs (monolithic microwave integrated circuits); memory and storage devices; embedded processing modules; embedded processing boards; switch fabric boards; high speed input/output boards; digital receiver boards; graphics and video processing and Ethernet and IO (input-output) boards; multi-chip modules; integrated radio frequency and microwave multi-function assemblies; tuners; transceivers; rack-mount servers; and integrated subsystems that include multiple modules and/or subassemblies. Conflict minerals, as defined by the regulations of the SEC (i.e., tin, tantalum, tungsten, and gold), are essential to the functionality of most electronic devices and their use is extensive in the electronics industry. Examples of the use of conflict minerals in electronics include: tin solders for joining circuits; tantalum in capacitors; tungsten in metal wires, electrodes, and electrical contacts; and gold in electric plating and circuit boards. We performed a review of our products in light of the SEC’s conflict minerals regulations and the vendors supplying the components and materials incorporated into our products. Our products are digital and radio frequency/ microwave subsystems, modules, sub-assemblies and components, incorporating multiple electronic components and connectors. Components and connectors of this type could contain conflict minerals as defined by the SEC, regardless of the country of origin of those minerals.

Our Calendar Year 2018 Reasonable Country of Origin Inquiry and Supply Chain Due Diligence

We do not engage in the extraction, transportation, handling, trading, processing, smelting, refining, or alloying of any conflict minerals and we do not acquire conflict minerals directly from any smelter or mine, regardless of country of origin. To the extent that conflict minerals may be incorporated into our products, they are acquired through our supply chain in the form of components, connectors, solder, and other materials that we or our contract manufacturers incorporate into our finished products. We designed our conflict minerals reasonable country of origin inquiry and supply chain due diligence around our product manufacturing supply chain. We defined the scope of our conflict minerals inquiry by identifying and contacting the suppliers on our approved vendor list that provide components or other materials that may contain conflict minerals. We rely upon our suppliers to provide information on the origin of the conflict minerals contained in materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. We expect our suppliers to provide us with sourcing information per our conflict minerals policy.

In general, we encountered the following challenges in obtaining and analyzing the responses we received from our suppliers:

•	we are dependent on information received from our direct suppliers to conduct our reasonable country of origin inquiry process;

•
we have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Securities Exchange Act of 1934, as amended; and

•	the information our suppliers provided was often incomplete and required significant follow-up.

Our Approved Vendor List

Our supply chain approved vendor list (“AVL”) contained 879 third-party vendors from whom we and our contract manufacturers could source materials for the manufacture of our products that may contain conflict minerals. This group of vendors is exclusive of the vendors who provide us with services (but not materials) and the vendors who provide us with materials that are used in our business operations but no elements of which are found in our finished products (e.g. vendors providing office supplies, office equipment, etc.). In many cases, for a given component in one of our products, we have multiple vendors as a source for that component and each of those vendors is listed on our AVL. Our procedures for adding a vendor to our AVL include a review of the vendor’s conflict minerals status as part of the approval process.

The vendors on our AVL vary greatly in size and resources, from multi-national, publicly-traded companies that provide electronic components and materials to a wide industry segment down to local, family-owned businesses that provide us with custom fabricated components on a limited run basis. Some of our larger vendors have been preparing for conflict minerals disclosure for several years and have been participating in the development of industry standards for tracing conflict minerals while other smaller vendors first learned of conflict minerals disclosure in 2013 based on requirements from customers such as us.

Our Conflict Minerals Policy and Vendor Outreach

We adopted our conflict minerals policy in 2013 and posted that policy on our corporate website, www.mrcy.com, under the heading “Who We Are” and “Corporate Social Responsibility.” Our conflict minerals due diligence process included the development of a conflict minerals policy, establishment of a cross-functional team, communication with vendors, gathering compliance data, creating a conflict minerals vendor database, and measuring and internally reporting our due diligence progress during the period. We sent vendor notices summarizing our conflict minerals policy to all of the vendors on our AVL. In these notices, we requested responses from our vendors using the Electronic Industry Citizen Coalition Global e-Sustainability Initiative (EICC GeSI) reporting template.

Since 2013, our conflict minerals due diligence process has included ongoing communication with vendors, gathering compliance data, regularly updating our conflict minerals vendor database, and measuring and internally reporting our due diligence progress during the period. For calendar year 2018, we sent vendor notices summarizing our conflict minerals policy to all of the vendors on our AVL, including vendors added to our AVL as a result of our acquisitions of other companies during the year. In these notices, we again requested responses from our vendors using the EICC GeSI reporting template. Throughout 2018 we sent periodic reminders to our vendors based on their prior responses, or lack of response, to our inquiries.

Responses from Our Vendors

We received responses from vendors in a variety of formats, primarily in the form of EICC GeSI reports, company compliance statements, and company conflict minerals policies. In addition, we also reviewed conflict minerals compliance data on our vendors available in the SiliconExpert Technologies electronic components database. We collected vendor responses, added them to our conflict minerals vendor database, and responded with further clarifying questions, as necessary, based on the form and content of the data provided by the vendors.

We collected responses from our vendors during 2018 and through March 2019. Of the vendors on our AVL, 819 (93%) responded and the remaining 60 vendors (7%) either did not respond to our conflict minerals inquiries or provided responses that did not contain sufficient information to categorize them. Of the 93% of our vendors who responded to our conflict minerals inquiries, none indicated that their products contained conflict minerals originating from mines in the DRC that benefit armed groups. We have relied on these suppliers’ responses to provide us with information about the source of the conflict minerals contained in the materials supplied to us. Our suppliers are similarly reliant upon information provided by their direct and indirect suppliers.

As previously discussed, we requested suppliers to complete the EICC GeSI reporting template to determine the facilities used to process conflict minerals and the mines or locations of origin of the conflict minerals in our supply chain. The majority of the responses received from our suppliers provided data at a company or divisional level and were unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the conflict minerals that these suppliers reported was actually contained in components or parts that the suppliers supplied to us, or determine if any of the smelters or refiners were actually in our supply chain. Based on our due diligence, we were unable to determine the country of origin of the conflict minerals contained in our products, the facilities used to process them, their mine or location of origin, or to determine whether they came from recycled or scrap sources.

Third Party Audit

Based on the SEC guidance issued on April 29, 2014 in response to the decision of the United States Court of Appeals for the District of Columbia Circuit in National Association of Manufacturers, et al. v. SEC, et al., No. 13-5252 (D.C. Cir. April 14, 2014), we are not required to obtain an independent private sector audit of the design of our calendar year 2018 due diligence framework or the summary of our due diligence contained in this report.

Additional Actions For 2019

Due to the breadth and complexity of our products and manufacturing supply chain, it will take time for many of our vendors to verify the origin of the conflict minerals that they provide to us in their products. In addition, our January 2019 acquisition of GECO and our April 2019 acquisitions of Athena and Syntonic increased our product offerings and number of vendors supplying materials to us, which products and vendors will be covered by our calendar year 2019 conflict minerals due diligence process.

For calendar year 2019, using the baseline set of responses and metrics that we have aggregated from our 2018 conflict minerals reports from vendors, we plan to focus our due diligence efforts primarily on the companies who provided DRC conflict undetermined reports and the companies who did not provide any response. We continually refine our outreach process to achieve a higher level of response from our vendors for our conflict minerals report through a combination of: vendor outreach and conflict minerals communication and education and cautionary notices to vendors that fail to provide conflict minerals data, including the potential elimination of non-responsive vendors from our AVL if we have alternative sources for the same component. We believe that our conflict minerals policy statement, as well as our approach to our vendors and our conflict minerals inquiries to our vendors, will tend to minimize or eliminate the incorporation into our products of conflict minerals originating from the DRC that benefit armed groups.